

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-mail
Mr. Juan Ramón Alaix
Chief Executive Officer
Zoetis Inc.
c/o Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:    Zoetis Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2012**
> **File No. 333-183254**

Dear Mr. Alaix:

We have reviewed your amended registration statement filed October 11, 2012 to our comment letter dated September 10, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited pro forma condensed combined financial statements, page 46

1. We acknowledge your responses to Comments 30 and 31 and will evaluate your compliance with these comments once you include pro forma adjustments in the filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>
<u>Analysis of the Combined Statements of Operations, page 60</u>
<u>Research and Development Expenses, page 68</u>

2.  Please refer to your response to Comment 33.  Please revise your disclosure to state that you do not disaggregate research and development expense by research stage or by therapeutic area.

<u>Management, page 115</u>
<u>Compensation Discussion and Analysis, page 119</u>
<u>Elements of Pay, page 121</u>

3.  Please refer to your response to Comment 39.  Your compensation discussion and analysis disclosure should provide sufficient information for a shareholder to understand how and why NEOs received the disclosed amounts of executive compensation including how the Company determined that such awards were appropriate.  Please expand your disclosure to provide more specific disclosure regarding the material factors considered in determining the annual incentive compensation for your NEOs.  In particular, please discuss the following:

    - The financial performance of each NEOs respective business unit/function relative to annual budgets for revenues and income before adjustments;
    - The level of achievement with respect to the strategic and operational goals, identifying each specific goal; and
    - The conclusions reached by Pfizer CEO with respect to each NEO's individual performance.

    Please also identify the specific percentage of the target award level awarded to each of the NEOs.

<u>Certain Relationships and Related Party Transactions, page 137</u>

4.  We note your response to Comment 43.  Please confirm that you will file your intellectual property license agreements and the Brazil agreements once these agreements have been executed.

<u>Item 16. Exhibits and financial statement schedules, page II-2</u>

5.  We note that you have revised your exhibit index to indicate that you plan to file the "Form of" certain agreements listed under Exhibits 1.1, 1.2, and Exhibits 10.1 through 10.13.  For each of the agreements cited in these exhibits, please confirm that you will file the definitive executed agreement, not a "form of" the agreement.

6.  We note your disclosure on page 138 of the prospectus that you have entered into two master manufacturing and supply agreements with Pfizer. However, it appears that you have only filed one such agreement as Exhibit 10.14 to the registration statement. Please advise us or revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551- 3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler

Assistant Director

cc:    Stacy J. Kanter, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, NY 10036